# SYMBIHOM LLC

## Balance Sheet

As of December 31, 2023

| | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| SymbiHom Checking (8798) | 55,477.15 |
| **Total Bank Accounts** | **$55,477.15** |
| Accounts Receivable | |
| Accounts receivable (A/R) | 60,000.00 |
| **Total Accounts Receivable** | **$60,000.00** |
| **Total Current Assets** | **$115,477.15** |
| **TOTAL ASSETS** | **$115,477.15** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable (A/P) | 132,717.01 |
| **Total Accounts Payable** | **$132,717.01** |
| Credit Cards | |
| Capital One Sparks | 32,860.50 |
| Chase Ink Credit Card | 51,120.74 |
| **Total Credit Cards** | **$83,981.24** |
| Other Current Liabilities | |
| Commercial Insurance Premium | 5,617.66 |
| Convertible Note | 20,000.00 |
| Equipment Lease | 5,186.44 |
| Headway Capital LOC | 48,226.13 |
| Loan from R. Moller & Assoc. | 397,726.14 |
| Short-term business loans | -219.30 |
| **Total Other Current Liabilities** | **$476,537.07** |
| **Total Current Liabilities** | **$693,235.32** |
| **Total Liabilities** | **$693,235.32** |
| Equity | |
| Investors | 560,000.00 |
| Opening balance equity | -216,184.00 |
| Owner Contribution/Basis | 216,184.00 |
| Owner Draw | -238,780.69 |
| Retained Earnings | -826,120.69 |
| Net Income | -72,856.79 |
| **Total Equity** | **$ -577,758.17** |
| **TOTAL LIABILITIES AND EQUITY** | **$115,477.15** |